December 21, 2006

Corporation Service Company
1090 Vermont Avenue NW
Washington, DC 20005

**Re:     Avago Technologies Finance Pte. Ltd.**
**        Amendment No. 2 to Registration Statement on Form F-4**
**        Filed December 15, 2006**
**        File No. 333-137664**

Ladies and Gentlemen:

        We have limited our review of your filing to the issues we have addressed in our comments below.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

1.      Please expand your response to prior comment 1 to quantify the amount of the registrants' assets that investors may not be able to reach due to the limitations in the notes and indenture, including the proposed revisions you mentioned in response 1.  Also provide us your analysis of the materiality of those assets.

Withdrawal Rights, page 93

2.      We note your response and reissue prior comment 4.  Revise the penultimate sentence in the last paragraph on page 93 to remove any implication that the notes may be returned any later than promptly after expiration or termination of the offer.  We note, for example, your reference to the return of notes promptly after "rejection" of the applicable exchange offer.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please call Donald C. Hunt at (202) 551-3647 or me at (202) 551-3617.

Sincerely,


Russell Mancuso
Branch Chief

cc (via fax):    Anthony J. Richmond, Esq. – Latham & Watkins LLP
William C. Davisson, Esq. – Latham & Watkins LLP